UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Provention Bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74374N 102

(CUSIP Number)

September 23, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74374N 102

1.	Names of reporting persons. AMGEN INC.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 2,500,000
	6.	Shared voting power 0
	7.	Sole dispositive power 2,500,000
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 2,500,000
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Item 9 5.3%(1)
12.	Type of reporting person (see instructions) CO

(1)

Based on 46,853,405 shares of the Issuer’s common stock outstanding, consisting of: (i) 39,353,405 shares of common stock outstanding as of August 31, 2019 pursuant the Prospectus Supplement filed with the Securities and Exchange Commission (“SEC”) on September 19, 2019 (Registration No. 333-232995) (the “Prospectus Supplement”); (ii) 5,000,000 shares of common stock issued in the offering described in the Prospectus Supplement; and (iii) 2,500,000 shares of common stock issued pursuant to a subscription agreement between the Issuer and Amgen Inc., filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on September 19, 2019.

ITEM 1.

(A) NAME OF ISSUER:

Provention Bio, Inc. (the “Issuer”)

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

P.O. Box 666, Oldwick, New Jersey, 08858

ITEM 2.

(A) NAME OF PERSON FILING:

Amgen Inc., a Delaware corporation

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

One Amgen Center Drive, Thousand Oaks, California 91320-1799

(C) CITIZENSHIP:

Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value per share

(E) CUSIP NUMBER:

74374N 102

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(a), (b) and (c)—The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2019

AMGEN INC.

By:	/s/ David A. Piacquad
Name:	David A. Piacquad
Title:	Senior Vice President, Business Development